October 22, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Cartesian Growth Corporation II
Preliminary Proxy Statement on Schedule 14A
Filed October 9, 2024
File No. 001-41378

Dear Mr. Alper and Ms. Lippmann:

Cartesian Growth Corporation II (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 21, 2024, regarding the Preliminary Proxy Statement on Schedule 14A filed on October 9, 2024. Concurrently with the submission of this letter, the Company is filing an Amendment to the Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Preliminary Proxy Statement on Schedule 14A filed October 9, 2024

Risk Factors

If we fail to consummate our initial Business Combination by May 5, 2025. , page 12

1.	We note your disclosure on page 13 that as of October 7, 2024, the proposed Nasdaq rules became operative, so that a SPAC's securities will be immediately suspended from trading through the pendency of the hearing panel’s review. However, your disclosure on page 12 indicates that a request for review will stay the delisting. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on May 5, 2025. Where you disclose the consequences of any such suspension or delisting, also describe the impact on securities holders due to your securities no longer being considered “covered securities.”

We acknowledge the Staff’s comment and respectfully inform the Staff that we have adjusted our disclosure on pages 12 and 13 of the Revised Proxy Statement and added the requested disclosure on the impact of the securities no longer being considered “covered securities” on page 13 of the Revised Proxy Statement.

General

2.	We note your disclosure that the NTA Requirement Amendment Proposal would “eliminate from the Charter the Redemption Limitation and the requirement that the Company shall not consummate an initial business combination unless the Redemption Limitation is not exceeded” and “[t]he NTA Rule is one of several exclusions from the ‘penny stock’ rules of the SEC, and the Company believes that it can rely on another exclusion, Rule 3a51-1(a)(2) under the Exchange Act (the “National Exchange Rule”), due to its being listed on Nasdaq.” Please revise to reconcile this disclosure with your revised delisting disclosure.

We acknowledge the Staff’s comment and respectfully inform the Staff that we have adjusted our disclosure on pages 4, 15 and 34 of the Revised Proxy Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Thomas R. Martin, Esq. at 305-579-0739.

Very truly yours
GREENBERG TRAURIG, P.A.
By:	/s/ Thomas R. Martin, Esq.
Name:	Thomas R. Martin, Esq.

cc:	Peter Yu, Chief Executive Officer
Beth Michelson, Chief Financial Officer